Filed by Vivendi S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                    Subject Company:  Canal Plus
                                                     Commission File No. 82-2270


[Vivendi Universal Logo]


                             THE PROPOSED MERGER OF
                           VIVENDI, CANAL+ AND SEAGRAM

                         Building a Global Communication
                                     Company

                                  20 June, 2000

[Vivendi Universal Logo]

                                                           Safe-Harbor Statement

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

[Vivendi Universal Logo]

                                                               Table of Contents


     I.    Proposed Transaction

     II.   Strategic Vision and Synergies

     III.  Management

     IV.   Price

     V.    A Financial Powerhouse

[Vivendi Universal Logo]

                                                                 The Transaction


                   [Seagram logo][Vivendi logo][Canal+ logo]

                            [Vivendi Universal logo]


             The first company to combine premier global and local
               content with next generation digital distribution


             => Broadest reach of customers (Vizzavi = 80 million subscribers)

             => Largest range of content:
                    o    Music = no. 1 worldwide
                    o    Films = among the top 3
                    o    TV Programming and branding (no. 1 in Europe)
                    o    Games = no. 1 worldwide in PC games
                    o Publishing=strong position in medical (no. 3 worldwide) and education (no.6 worldwide)

[Vivendi Universal Logo]
                                                             Leader in Media...

     Music

     [Logo graphics of MCA, Phillips Broadway Catalog, Decca, Universal Music]

     Film

     [Logo graphics of StudioCanal and Universal]

     Telephone

     [Logo graphics of cegetel, SFR, and XFERA]

     Games

     [Logo graphics of Sierra and www.WON.net]

     Internet

     [Logo graphics of Vizzavi, @Viso and SCOOT]

     TV

     [Logo graphics of Canal+, CanalSatellite, Telepiu, and USAi]

     Publishing

     [Logo graphics of Kleio.fr, HARRAP, and HAVAS]

     Theme Park

     [Logo graphics of Universal Theme Parks]

                                                          . . . Fully Integrated

     >>  Global Content: Close to 100% control

     >>  Internet: 100% of VivendiNet and 50% of Vizzavi

     >> Majority (Cegetel ) or full (Canal+) control of access (TV, mobile) in Europe



    ====>    Allowing:

             >> bundling of commercial offers (Seagram, Canal+, Vizzavi)

             >> a much more responsive organization

[Vivendi Universal Logo]

                             I. Proposed Transaction

[Vivendi Universal Logo]

                                                         I. Proposed Transaction

     > Vivendi / Seagram Exchange Ratio

       1 Seagram share  = 0.7 Vivendi share

                        = USD 77.35 per share



                              Reference          Implied premium

          Last quote
          13/06/00            USD 53              + 46%
          2000 average        USD 55              + 40%

          Premia in line with recent US transactions

[Vivendi Universal Logo]

                                                         I. Proposed Transaction

     > Vivendi-Seagram transaction protected by a collar mechanism

          >> Exchange ratio adjustment in a collar of+/-12.5% around $110.5
             (20 day average up to closing)

          >> Beyond+/-12.5%, Seagram shareholders will participate in the upside / downside

[Vivendi Universal Logo]

                                                         I. Proposed Transaction

     >  A tax free transaction for all shareholders

          >> For Seagram U.S. shareholders, who will receive shares of Vivendi
             Universal

          >> For Seagram Canadian shareholders who elect to receive 30 year maturity exchangeables in Vivendi Universal issued by a Canadian spv + voting rights

          >> For Canal+ shareholders who will receive Vivendi Universal shares

[Vivendi Universal Logo]

                                                         I. Proposed Transaction

     >  Deal Protection

          >> Seagram Board has recommended the transaction and has committed to submitting it to its shareholders


          >> The Bronfman family representing approximately 25% of Seagram's share capital, have committed to vote their shares in favour of the transaction irrespective of the Board recommendation

          >> Seagram Board has granted Vivendi an option to subscribe to 19.9% of Seagram's share capital in case of a superior proposal that the Seagram Board would recommend

[Vivendi Universal Logo]

                                                         I. Proposed Transaction

     >  Seagram shareholders' support

          >> Bronfman Family members will join the Board and are long term investors

          >> Philips supports the transaction and intends to develop strategic partnerships with the company

     >   NYSE Listing

          >> Vivendi Universal will be listed on the NYSE and Toronto in addition to Paris

[Vivendi Universal Logo]

                                                         I. Proposed Transaction

     >  Concerning Canal+, Shareholders will own:

          >>   Vivendi Universal shares (2/1) as a result of the merger

          and

          >> Shares of the company editing the programs of the French premium channel (regulated activities), on a cost + fee basis (Fee = Eur50M pre-tax)

[Vivendi Universal Logo]

                                                         I. Proposed Transaction

     > As a result, Canal+ as a 100% subsidiary of Vivendi Universal, will control all of Canal+ activities:
         -------------------------------------

          >> 100% of the subscriber base in France
          >> International activities (Telepiu, Sogecable,...)
          >> Canal Satellite and all DTH platforms
          >> Canal+ Technologies
          >> Studio Canal, MTH
          >> Canal+ brand

4    > ...and Vivendi Universal regroups 100% of Vivendi Net and 50% of Vizzavi



     > ...and owns 49% of the editorial activities of the premium channel, which will remain publicly traded due to French regulations

[Vivendi Universal Logo]
                                                         I. Proposed Transaction

     >   The transaction is subject to:

          >> Vivendi, Seagram, Canal+ shareholders approval in Extraordinary General Meetings (majority of 2/3 of the votes cast required)

          >>  Anti-trust approvals in E.U., USA and Canada

          >>  Foreign investment Canadian regulatory approval

          >>  Other customary closing conditions


     >    Timetable

          >> June 19th: Signature of merger agreements between Vivendi, Seagram and Canal+

          >> End of August: Circular sent to Seagram shareholders and Document E to Vivendi and Canal+ shareholders

          >> Sept / Nov: Shareholders Meetings (after satisfactory fulfilment of all conditions precedents in particular E.U. antitrust)

[Vivendi Universal Logo]

                                                         I. Proposed Transaction


     >     Vivendi Universal to be listed in Paris, New York and Toronto


               Former                   Former                   Former
               Seagram                  Vivendi                  Canal+
               shareholders             shareholders             shareholders

                    \                      |     58.2%            /
           29.4%     \                     |                     /  12.4%
                      \                    |                    /

                            [Videndi Universal Logo]

[Vivendi Universal Logo]

                       II. Strategic Vision and Synergies

[Vivendi Universal Logo]

                                                            II. Strategic Vision

                          DRIVING SUBSCRIBER GROWTH AND
                           BUILDING SHAREHOLDER VALUE
                             THROUGH CONVERGENCE OF
                      CONTENT, AGGREGATION AND DISTRIBUTION

[Vivendi Universal Logo]

               VIVENDI COMMUNICATION: DEVELOPING A GLOBAL PLAYER
                   AN OUTSTANDING VALUE CREATION TRACK RECORD

     (Eur bn)                           Investment          Market consensus

Canal+ (1985, 1997, 1999)               3.3                 13.0

Havas: acquisition (1997/1998)          4.0                 10.0
       and refocusing

Havas Interactive: acquisition (1999),  0.8                 1.2 - 2.0
                   and restructuring

BSkyB: investment in 1999               2.9                 9.0

Cegetel                                 0.5                 24.0

Internet: creation of VivendiNet (100%) 1.0                 15.0 - 25.0
          and Vizzavi (50%) in 2000

[Vivendi Universal Logo]

                                                            II. Strategic Vision


     > Vivendi Universal is a fully-integrated Communication group with a high cash flow generation capacity

          >>   Content activities: strong cash flow generation

          >> Access operators: strong cash flow generation and strong cash flow growth

[Vivendi Universal Logo]

                                                            II. Strategic Vision

     >  Vivendi Universal: A merger for the Convergence era

          >>   The 2nd generation of Internet will be broadband and multi Access

               -----------------------------------------------------------------
               USERS IN MILLION
                                             1999                   2005
                                       -----------------   ---------------------
               Digital TV                    15                       100
               WAP and 3G mobile              0                       300
               Internet PC                  140                       300
               Console Games                  0                        45
               -----------------------------------------------------------------
               SOURCE: Brokers Research

          >>   Content is a key differentiator:

               >> First: music, games, cartoons and local infomediaries

               >> Then, video

[Vivendi Universal Logo]

                                                            II. Strategic Vision

          >  The Music industry

               >> Universal is the leader in a $40bn worldwide business

               >> Music has strong economic fundamentals:

                    >> Excess cash flow
                    >> High ROI
                    >> Stable historical growth
                    >> Predictable profitability

[Vivendi Universal Logo]

                                                          II.   Strategic Vision

          >   Music will be first to fulfill the promise of the Internet

               >> More outlets...

               >> Today music has a limited audience: 5% of the population buys
                  75% of the music

               >> Internet opens a fast two-way communication channel with an almost infinite number of outlets (PCs, mobile, iTV, consoles, PDAs,...)

          > Match the right music with the right consumer: personalization and interactivity

[Vivendi Universal Logo]

                                                            II. Strategic Vision

     > Music and the Internet: More revenues for record labels

          >> Sell more an enhanced product in various formats to a larger and better targeted audience


               >> Facilitate specialized buying: Back catalogue outlet & Single
                  CDs outlet, with differentiated pricing models (pay per play...)

               >> Facilitate impulse buying

               >> Lots of features can be added to the sheer track: photograph, reviews, biographies, video, lyrics
                   -  A real, personalized, music experience

          >> The labels will be able to interact with their consumers and as a result better satisfy them

          >>   It allows interaction between the artists and the consumers

[Vivendi Universal Logo]

                                                            II. Strategic Vision

     >  Music and the Internet: Better economics for record labels

          >>  Music online sale will:

               >> Reduce inventories
               >> Reduce "sending back" of products
               >> Cut manufacturing and distribution costs
               >> Margins enhanced by 10% to 25%
               >> Legal actions and technological progress are already
                  responding to piracy issues
               >> Music prices are and will remain set by record labels and price follows consumer value
               >> Legal IP protection: SDMI initiative
               >> Watermarking
               >> New pricing models: subscription, pay per play, etc...
               >> "Piracy is a cash business"

[Vivendi Universal Logo]

                                                            II. Strategic Vision

     > Vivendi / Vizzavi + UMG: the most compelling combination for Internet opportunities

          >>  UMG
               >> Copyrights to publishing catalogue of over 750,000 titles >> Operations in 59 countries.
               >>  26% market share in the US (200m CDS sold in 1999)

          >> In Europe, Vizzavi will be the default home page portal for 80m mobile and iTV consumers
          >> The combination of UMG's content and Vivendi/Canal+'s distribution will strongly enhance the market positions of the three groups

[Vivendi Universal Logo]

                                                            II. Strategic Vision


     > Portable storage equipment and digital playback devices will enable UMG and Vizzavi to launch numerous innovative offers:

          >> Wireless phone as a walkman...with chips initially, then wireless in 2 years, for music and characters
          >> Vizzavi's ISP and free streaming software, access to back catalog enclosed in universal CD, with bonustrack for profiled consumers
          >>  CD and DVD as stores at home
          >> First exclusive release on Vizzavi for some key Universal releases >> Cross promotion and loyalty systems within the whole Entertainment division of Vivendi / Seagram
          >> Extension of Jimmy Dougs' Farm Club in Europe with Canal+. Leverage UMG's Internet initiatives
          >> Personnalization of mobile rings with the UMG catalogue; music post cards
          >>  Etc.

[Vivendi Universal Logo]

                                                            II. Strategic Vision

     >  Filmed Entertainment

          >>  Short term

               >> Secure access to Universal movies for Canal+ European
                  platforms
               >> Marketing synergies Universal/Canal+ movies library
               >> Optimisation of distribution of movies in Europe
               >> Leverage Universal characters for Havas interactive games
                   => establish a console business

          >>  Medium term

               >> Leveraging the rapid rollout of broadband distribution
               >> Video downloading, e-movie => potential for Universal/Canal+
                  catalogue, no.1 worldwide

[Vivendi Universal Logo]

       II. Synergies: This powerful combination will significantly add value (1)

     >  Revenue Synergies

          >>  Vizzavi:

               >> Attractive Universal content will speed up Vizzavi's
                  penetration in Europe
               >> Vizzavi will distribute Universal entertainment on the
                  Internet which should increase the portal's content and e-commerce ARPU
          >>   Universal will, in turn expand its market share in Europe

          >> Vivendi's access companies (SFR, Canal+) will benefit from enhanced market positions: more customers, higher customer loyalty and higher ARPUs

[Vivendi Universal Logo]

       II. Synergies: This powerful combination will significantly add value (2)

     > Cost synergies: Target of more than Eur400m pretax pa

          >> Head Office: from 4 to 2 HQ
          >> Purchasing savings
          >> Logistics and distribution: rationalization of Havas/Canal+ and UMG distribution in Europe
          >> IT: savings as a result of the delayering of the structure

                     Proportionate EBITDA Synergies target:
                                +Eur600m in 2002

[Vivendi Universal Logo]

       II. Synergies: This powerful combination will significantly add value (3)

     > Management's incentives will be linked to this challenge

     > A detailed synergy Plan will be designed in the coming weeks, and will then be implemented under the supervision of the Integration Committee

[Vivendi Universal Logo]

                                 III. Management

[Vivendi Universal Logo]

                                                                 III. Management

Group organization

[Graphic illustration of ownership information of Vivendi Universal:

 Vivendi Universal

 Images (100%) - Pierre Lescure
 USAi (45%)
 Publishing (100%) - Eric Licoys
 Music (100%) - Doug Morris
 Telecom (Controlled) - Philippe Germond
 Internet (100%) - Philippe Germond

[Vivendi Universal Logo]

                                                                 III. Management



     >  Board

          >>  Vivendi's 14 existing members
          >> 5 new members from Seagram: 3 Bronfman Family representatives + 2 independents from existing Board
          >>  Pierre Lescure

     >  Executives

          >>  Jean-Marie Messier: Chairman of the Board and CEO
          >>  Edgar Bronfman Jr: Vice Chairman
          >>  Eric Licoys and Pierre Lescure: co-COOs
          >>  Reporting:
               >> Images, Publishing and Telecom will report directly to the
                  Chairman
               >> Music and Internet will report to the Vice Chairman then to the Chairman

[Vivendi Universal Logo]

                                                                 III. Management

     >  Executive Committee:

          >> Jean-Marie Messier, Edgar Bronfman, Eric Licoys, Pierre Lescure, Philippe Germond, Guillaume Hannezo (CFO)

     >  Integration Committee:

          >> Consists of Executive Committee, plus 2 operational executives from each division (total of about 20 people)

          >> Identify and implement all synergies: cross distribution, new marketing initiatives, new business models, new services, new products

[Vivendi Universal Logo]

                                                                      III. Other

     >  Other businesses

          >>  Vivendi Environment

               >> World leader in Environmental Services
               >> We continue the execution of the announced program
                    -     Henri Proglio Chairman of the Management Board
                    - Vivendi Universal's stake will only be diluted through strategic consolidation
               >> NAV < 10% of Vivendi Universal

[Vivendi Universal Logo]

                                                                      III. Other

     >> Spirits & Wine

          >> Worldwide leader, roster of brands
          >> Very profitable
          >> Non-core in Vivendi Universal
          >> Maximize shareholder value
          >> Value exceeds Seagram net financial debt ($6.5bn)

[Vivendi Universal Logo]

                                    IV. Price

[Vivendi Universal Logo]

                                                                       IV. Price


     >  Seagram Price Rationale:

          >> $77.35 / share - Total consideration of $33.8 bn

          >> Within the range of the sum-of-the-parts estimates and target prices consensus : $70 - $78

          >> Price consistent with a valuation of:

               >> non core assets at disposal price post tax
               >> public and private investments at current market price
               >> USA Networks at current market price
               >> recreation at $2bn based on market consensus
               >> films at $3-4bn based on market consensus
               >> music at $19bn
                    = EV/EBITDA consistent with TW/EMI and Seagram/Polygram
                      transactions
                    = DCF with circa 5% perpetuity growth rate

[Vivendi Universal Logo]

                                                                       IV. Price
     > Conclusion:

          >> Price reflects Seagram's stand-alone sum-of-the-parts consensus value

          >> Synergies will benefit to all shareholders of Vivendi Universal.

[Vivendi Universal Logo]

                                                                       IV. Price

Financial Impact of the Proposed Merger:
Dilution/Accretion Analysis

For a Vivendi Shareholder
--------------------------------------------------------------------------------
French GAAP                     After Merger               After Merger
                                  with Canal+               with Canal+ And
                                                               Seagram
--------------------------------------------------------------------------------
Prop. EBITDA/Share 2001 E          -12%                          4%
                   2002 E          -11%                          0%
EPS before         2001 E          -23%                         -8%
Goodwill           2002 E          -18%                         -3%
--------------------------------------------------------------------------------

     > EPS fully diluted under the Treasury share method
     > Base case: Vivendi post IPO of VE, 51.5% in Cegetel
     > No additional EPS dilution in 2002 if Spirits & Wines were disposed

               ===>     Dilution of EPS results only from Canal+ merger
               ===>     Seagram acquisition is earnings-enhancing

[Vivendi Universal Logo]

                            V. A Financial Powerhouse

[Vivendi Universal Logo]

                                                       V. A Financial Powerhouse

     > Focus on Communication: A good balance between a cash generative business
       (content) and investments (Access and Aggregation)


            Pro forma after merger
            ----------------------------------------------------------------
                                                                 2001 PF
                                                                 Revenues
                                                                 --------
                                                                  Eur Bn
                                                                 --------
               Content        Music                                   7.2
                              Movies/Recreation                       5.0
                              Publishing                              3.8

               Access         Canal+ Pay TV                           4.2
                              Telco                                   7.5

               Aggregation    Internet                                0.3
            ----------------------------------------------------------------
               Total                                                 28.0

[Vivendi Universal Logo]

                                                       V. A Financial Powerhouse

     > What the group will look like

          Pro forma after merger

          --------------------------------------------------------------------
                                                                 2000 PF
                                                             Net Asset Value
                                                  ------------------------------
                                                       Eur Bn              %
                                                  --------------  --------------
          Access                                       60-72               44%
          Content                                      40-48               28%
          Aggregation                                  20-25               15%
          Environment                                  11-12                8%
          Cash & investment at parent                   7-8                 5%
          company
                                                  -------------   --------------
          Total                                       138-165             100%
          --------------------------------------------------------------------

          Source: Market consensus

[Vivendi Universal Logo]

                                                       V. A Financial Powerhouse

     > Core Communication activities are debt free

                    ---------------------------------------------------------
                                                                 2000 PF
                                                                ------------
                                                                  Eur Bn
                                                                ------------
                    Vivendi Communication group net debt (1)         2.0
                    BSkyB exchangeable                              (1.4)
                                                                ------------
                                                                     0.6

                    Seagram's consolidated net debt                  6.8
                    Non core assets                                  >>
                                                                ------------

                    Combined proforma net debt                       <0
                                                                     -
                    ---------------------------------------------------------
                    (1) After IPO of V.E., acquisition of 7.5% of Cegetel, disposal of 55% of AOL France, and other marketable securities

[Vivendi Universal Logo]

                                                       V. A Financial Powerhouse

     > Cash generation
     ------------------------------------------------------------------------
                                                                  2000 PF
                                                                  --------
                                                                    Eur Bn
                                                                  --------

     Consolidated net debt of Vivendi                               (2.2)
          Universal Communications
     - Debt located in businesses                                    4.2
                                                                 ----------
     = Parent Company Cash                                           2.0
     + convertible bonds                                             3.7


     Estimated net cash flow(1)
          2001                                                      +0.7
          2002                                                      +2.6
     ------------------------------------------------------------------------
        (1) Disposals and UMTS excluded (UMTS funded by BSkyB exchangeables) After interests and dividends

[Vivendi Universal Logo]

                                                       V. A Financial Powerhouse

     > UMTS developments costs easily financed

          --------------------------------------------------------------------
                                                       2001           2002
                                                  -------------- -------------
                                                    Eur Bn           Eur Bn
                                                  -------------- -------------

          Incremental Capex in France (100%)           0.0            0.4

          Capex in Spain (25%)                         0.3            0.3

          --------------------------------------------------------------------
          Note: Group share of up-front French licensee fee is covered by BSkyB exchangeables

[Vivendi Universal Logo]

                                                       V. A Financial Powerhouse


                                    Summary

[Vivendi Universal Logo]

                                                              Vivendi Universal:
                                                           a Communication Group


                         > Multi-access, multi content
                         > Global leader on its markets
                         > Focused on Convergence
                         > Cash positive balance sheet
                         > Positive cash flow

                         Able to:

                         > Generate significant synergies
                         > Pursue future growth opportunities

                    ===> Should be valued above sum-of-the-parts

[Vivendi Universal Logo]


Vivendi Universal will offer consumers music, sports, film, television, published information, education, and interactive games across Satellite, TV, fixed wire and wireless telephony, and Internet access via any device, at any time, in any place

[Vivendi Universal Logo]



                                   Appendices

[Vivendi Universal Logo]                                        Seagram Overview


                                    SEAGRAM
                                    -------

Music
-----
*    Over 20 labels (MCA, Geffen, Mercury, Philips, Deutsche Gramophon...)
*    Copyrights to publishing catalogue of over 750,000 titles
*    Operations in 59 countries
*    Market share:
     - Global: 24%
     - USA: 26%
     - France: 34%
     - Japan: 12%
*    Acquired Polygram for $10.6 billion in 1998
*    Online initiatives with Real Networks and BMG


Universal Pictures
------------------
*    Library of 4,000 feature films and over 24,000 TV episodes
* Recent successes include AMERICAN PIE, THE MUMMY, SHAKESPEARE IN LOVE, and NOTTING HILL
*    #3 studio in 1999 in the USA(1)
*    International TV production and distribution
*    Also owns 26% of Lowes Cineplex and 49% of United Cinemas


Recreation
----------
*    Over 21 million visitors world-wide
*    Universal Studios Theme Parks
     - Hollywood (100%)
     - Orlando, Florida (50%)
*    50% of Islands of Adventure in Orlando
*    37% of Port Aventura in Spain
*    24% of Universal Studios Japan
* 100% of Wet'n Wild Orlando, highest attended U.S. water park (over 1 million visitors annually)
*    Interactive games division
*    Spencer Gifts (630 retail gift stores in North America)


USAi
----
*    45% of USAi on a diluted basis(2)
* USAi assets include USA Network, Sci Fi Channel, Home Shopping Network, Ticket Master, Grammercy Pictures, October Films
* 51.7% of Ticket master-City Search online provider of local content and commerce


Spirits & Wines
---------------
*    Major brands include Seagram, Captain Morgan, Chivas Regal and Crown Royal
* Wines include Sterling Vineyards, California wines and Sandeman Portos and Sherries
*    Presence in over 190 countries
*    Market shares:
     - North America: 22%
     - Asia/Pacific: 16%
     - Western Europe: 5%



(1)  Based on domestic box office results
(2) Rights to gain control overtime and upon relaxation of FFC rules; limited transfer rights

[Vivendi Universal Logo]                                        Seagram Overview

-------------------------------------------------------------------------------------------------
Fiscal Year Ended June 30                     1998 PF                            1999 PF
                                      -------------------------          ------------------------
                                      ($ million)     As a % of          ($ million)    As a % of
                                                        total                             total
                                      -----------     ---------          -----------    ---------
REVENUE
     Music                              6,108            42%               6,336              41%
     Filmed Entertainment               3,259            22%               3,378              22%
     Recreation & Other                   695             5%                 818               5%
     Spirits & Wine                     4,525            31%               4,812              31%
     TOTAL                             14,587           100%              15,344             100%

EBITDA
     Music                                708            46%                 861              58%
     Filmed Entertainment                 105             7%               (200)             -14%
     Recreation & Other                    99             6%                 133               9%
     Spirits & Wine                       643            41%                 684              46%
     TOTAL PRE-CORPORATE                1,555           100%               1,478             100%
     Corporate                          (113)                              (100)
EBITDA POST-CORPORATE                   1,442                              1,378
     MARGIN                              9.9%                               9.0%

EBIT POST-CORPORATE                       274                                281
     MARGIN                              1.9%                               1.8%

NET INCOME (FROM CONTINUING OPS)          447                              (208)
-------------------------------------------------------------------------------------------------

Note: Revenue, EBITDA and EBIT exclude income from unconsolidated companies, including Seagram's stake in USA Networks, Universal Studio Florida properties, Universal Studios Japan, SEGA
      Gameworks, United Cinemas Int'l Multiplex and Loews Cineplex.  Revenue, EBITDA and EBIT
      excludes losses from Universal's international channel operations (100% owned).
      1998 and 1999 statements have been presented on a pro forma basis to account for the acquisition of Polygram, the disposition of Tropicana and the USA transactions.
      1999 Spirits and Wine figures are pro forma for the sale of champagne business, which was sold in June 1999.

[Vivendi Universal Logo]


                             THE PROPOSED MERGER OF
                           VIVENDI, CANAL+ AND SEAGRAM

                         Building a Global Communication
                                     Company

                                  20 June, 2000